787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 19, 2010

VIA EDGAR

Craig Ruckman
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendments to each series of BlackRock Series Fund, Inc. and BlackRock Variable Series Funds, Inc. (each, a “Fund” and collectively, the “Funds”)

Dear Mr. Ruckman:

     On behalf of each Fund, we hereby transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”) 40 and 52 to the Registration Statement on Form N-1A (the “Registration Statement”) of each BlackRock Series Fund, Inc. (“Series Fund”) and BlackRock Variable Series Funds, Inc. (“Variable Series Fund”), respectively.

     The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective on April 28, 2010.

     The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

     The Amendments also contain the Funds’ responses to the telephonic comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 2, 2010 regarding each Fund’s Amendment to its Registration Statement filed with the Commission on February 18, 2010. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

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Statement(s). The Staff’s comments have been categorized as “Global Comments,” “Series Fund Comments,” and “Variable Series Fund Comments,” and the comments have been grouped accordingly under each category.

GLOBAL COMMENTS

Comment 1:	Cover: Please include the legend required under Rule 498(b)(1)(v) if the Funds intend to rely on Rule 498 and deliver a summary prospectus.

Response:	The Funds do not intend to rely on Rule 498 and therefore, will not include the legend required under Rule 498(b)(1)(v).

Comment 2:	Please supplementally confirm that the Funds will post their proxy materials on the Internet in accordance with Rule 14(a)-16 of the Securities Exchange Act of 1934.

Response:	The Funds will comply with the requirements of Rule 14a-16, including posting of the proxy materials on the Internet.

Comment 3:	Please change the heading from “Fund Overview” to “Summary Prospectus” if the Funds intend to rely on Rule 498.

Response: Comment 4:

The Funds do not intend to rely on Rule 498.

Fee Tables: Please delete the fee waiver and/or expense reimbursement line item in the Fee Table and any applicable footnotes unless the fee waiver and/or expense reimbursement actually reduces total annual fund operating expenses.

Response:

The Funds respectfully decline to make the requested change. In the adoption of the recent amendments to Form N-1A, the Commission stated that the disclosure on fee waivers and/or expense reimbursements should show investors how such arrangements will affect expenses in the future, and is not for the purpose of showing whether expenses were reduced in the past:

“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not

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how they have affected expenses in the past.”[1] (emphasis added)

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3 to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table…”[2] The final amendments to Form N-1A eliminated the requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table ” The Funds believe that the disclosures of the fee waiver and/or expense reimbursement line item in the fee table and the applicable footnote is consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A and is therefore permitted.

Comment 5:	Portfolio Turnover: Please delete the phrase “and may result in higher taxes when shares are held in a taxable account” since the Funds are sold through tax-deferred separate accounts.

Response: Comment 6:	The requested change has been made. Performance Information: In the narrative disclosure preceding the Performance Table, please delete the phrase “before and after taxes.”

Response: Comment 7:	The requested change has been made. Performance Information: Please confirm that updated performance information may be obtained by visiting http://www.blackrock.com/funds.

Response: Comment 8:

This disclosure has been deleted.

Payments to Insurance Companies and Other Financial Intermediaries: The last sentence of this section states: “Ask your individual financial professional or visit your Insurance Company financial intermediary’s website for more

1 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 and Securities Act Release No. 8998 at Section III.A.3.d, (January 13, 2009) (final rule).

2 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28064 and Securities Act Release No. 8861, (November 31, 2007) (proposing release).

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information.” Please confirm that by following these directions, an investor would be able to obtain more information about conflicts of interest.

Response:	The disclosure has been revised as follows: Visit your Insurance Company’s website, which may have more information.

Comment 9:	Investment Process: Please include the discussion of investment process as a subheading under principal investment strategies.

Response:

The Funds respectfully decline to make the requested change. The Funds submit that with the exception of Items 2 through Items 8, Form N-1A permits the Funds to organize their prospectuses in any order so long as the organization makes it easy for investors to understand. The Funds believe that the organization and presentation of the information contained in the prospectuses satisfies this requirement and makes it easy for investors to understand.

Comment 10:	Other Strategies: For Funds that may invest up to 15% of their net assets in illiquid securities, please explain why illiquid securities are not considered a principal investment strategy.

Response:

While certain Funds have the ability to invest up to 15% of their net assets in illiquid securities, the Funds do not currently invest a significant portion of their net assets in illiquid securities. The Funds do not believe that it is appropriate to include illiquid securities as a principal investment strategy at this time. In the future, if the Funds do invest significantly in illiquid securities, the Funds will consider including illiquid securities as a principal investment strategy.

Comment 11:	Principal Risks: For any Fund that has a portfolio turnover rate greater than 100%, please include high portfolio turnover risk as a principal risk of the Fund.

Response:

The Funds respectfully decline to make the requested change. “High Portfolio Turnover Risk” has been added as an other risk of each Fund that has a portfolio turnover rate greater than 100%; however, if a Fund’s portfolio turnover is significantly greater than 100%, then it will be added as a principal risk.

Comment 12:

Principal Risks: The principal risks identified in the “Fund Overview” section in response to Item 4 should correspond with the principal risks identified in “Details About the Fund” section in response to Item 9. Please confirm that the principal risks identified in response to each Item will be identical.

Response:

The requested changes have been made. The Funds confirm that principal risks identified in response to Item 4 and Item 9 are identical; however, the description of the risks may differ (i.e., the principal risks included in response

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to Item 4 are often summarized compared with the more detailed description of the principal risks included in response to Item 9).

Comment 13:	Fund Overview - Principal Risks: Please include disclosure regarding counterparty risk, leverage risk and liquidity risk when disclosing derivatives risk.

Response:

The requested change has been made. Derivatives risk in the “Fund Overview” section has been revised as follows:

Derivatives Risk — The Fund’s use of derivatives may reduce the Fund’s returns and/or increase volatility. Volatility is defined as the characteristic of a security, an index or a market to fluctuate significantly in price within a short time period. Derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligation. A risk of the Fund’s use of derivatives is that the fluctuations in their values may not correlate perfectly with the overall securities markets. The possible lack of a liquid secondary market for derivatives and the resulting inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses and could make derivatives more difficult for the Fund to value accurately. Derivatives may give rise to a form of leverage and may expose the Fund to greater risk and increase its costs.

Comment 14:

Principal Risks: For Funds that disclose preferred stocks and/or convertible securities under principal investment strategies, please include a corresponding risk as a principal risk. In addition, please include disclosure that preferred stocks and/or convertible securities are subject to both credit risk and interest rate risk.

Response:

Preferred stock risk has been added. Where applicable, the Funds have included preferred stock risk and/or convertible securities risks as principal risks. The Funds note that while certain Funds have the ability to invest preferred stocks and/or convertible securities as part of their principal investment strategies, certain Funds do not currently invest a significant portion of their assets in such securities. These Funds do not believe that it is appropriate to include preferred stock risk and/or convertible securities risk as principal risks at this time. In the future, if the Funds do invest significantly in such securities, the Funds will consider including preferred stock risk and/or convertible securities risk as principal risks.

The Funds respectfully decline to make the requested change with respect to revising convertible securities risk. The Funds submit that the current disclosure addresses both credit risk and interest rate risk.

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Comment 15:

Statement of Additional Information - Portfolio Holdings: Please supplementally confirm whether recipients of portfolio holdings information are subject to the fiduciary duty not to trade based on non-public information.

Response:

The service providers that receive the portfolio holdings have signed confidentiality agreements with BlackRock, which preclude these service providers from releasing the non-public information or trading based upon the non-public information.

Comment 16:

Statement of Additional Information - Please confirm that the required Item 17 disclosure regarding Director qualifications and leadership structure of the Board of Directors will be included in the Funds’ statements of additional information.

Response:	The required Item 17 disclosure will be included in each Funds’ upcoming filings pursuant to Rule 485(b), which are expected to be made on or about April 19, 2010.

SERIES FUND COMMENTS

BlackRock Balanced Capital Portfolio

Comment 1:	Fund Overview Section - Principal Investment Strategies: Please disclose the types of equity securities and fixed-income securities that the Fund may invest in.

Response:	The requested change has been made.

Comment 2:	Fund Overview Section - Principal Investment Strategies: Please disclose that the Fund may invest up to 25% of its assets in securities of foreign issuers. The disclosure of the Fund’s principal investment strategies in the “Details About the Fund” section includes such disclosure.

Response:	The requested change has been made.

Comment 3:	Fund Overview Section - Principal Investment Strategies: Please disclose that the Fund may invest up to 10% of its assets in fixed-income securities that are rated below investment grade by Moody’s, S&P or Fitch (commonly known as “junk bonds”), or in unrated securities that Fund management believes are of equivalent quality. The disclosure of the Fund’s principal investment strategies in the “Details About the Fund” section includes such disclosure.

Response:	The requested change has been made.

Comment 4:

Principal Investment Strategies: Please include disclosure that the Fund may invest in sovereign debt securities as part of its principal investment strategies. Sovereign debt risk is disclosed as a principal risk.

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Response:	The requested change has been made.

Comment 5:	Fund Overview Section -Principal Investment Strategies: Please delete the final paragraph of the principal investment strategies disclosure in the “Fund Overview” section. This disclosure can be included in the principal investment strategies in the “Details About the Fund” section.

Response:	The requested change has been made.

Comment 6:

Fund Overview Section - Principal Investment Strategies and Principal Risks: In the principal investment strategies and principal risks in the “Fund Overview” section, please include dollar rolls. The disclosures of the Fund’s principal investment strategies and principal risks in the “Details About the Fund” section include such disclosure.

Response:	The requested change has been made.

Comment 7:	Please supplementally explain why small cap and emerging growth securities are included as an other strategy of the Fund.

Response:

Small cap and emerging growth securities are an other strategy of the Fund, rather than a principal investment strategy. The Fund does not currently invest a significant portion of its assets in such securities.

BlackRock Fundamental Growth Portfolio (to be renamed BlackRock Capital Appreciation Portfolio effective as of May 1, 2010)

Comment 1:

Principal Investment Strategies: Please resolve the discrepancy in the Fund’s definition of medium to large capitalization companies and mid-capitalization companies. The Fund currently defines medium to large capitalization companies as those with market capitalizations of $2 billion or more, and subsequently defines mid-capitalization companies as those with market capitalizations between $5 and 10 billion.

Response:	The requested change has been made.

Comment 2:	Other Strategies: As part of the Fund’s other strategies, the Fund discloses that it can invest up to 20% in foreign companies and in depositary receipts. Please explain why these are not part of the Fund’s principal investment strategies.

Response:

While the Fund has the ability to invest up to 20% of its total assets in foreign companies and in depositary receipts, the Fund does not currently invest a significant portion of its assets in such securities. The Fund does not believe that it is appropriate to include investments in foreign companies and depositary receipts as principal investment strategies at this time. In the future, if the Fund does invest significantly in foreign companies and in depositary receipts, the

April 19, 2010

Fund will consider including investments in foreign companies and depositary receipts as principal investment strategies.

Comment 3:

Principal Risks: As part of the Fund’s principal investment strategies, the Fund discloses that it can invest in convertible securities; however, convertible securities risk is not included as a principal risk of the Fund. Please consider including convertible securities risk as a principal risk of the Fund.

Response:

The Fund respectfully declines to make the requested change. While the Fund has the ability to invest in convertible securities as part of its principal investment strategy, the Fund does not currently invest a significant portion of its assets in convertible securities. The Fund does not believe that it is appropriate to include convertible securities risk as a principal risk of the Fund at this time; however, convertible securities risk is an other risk of the Fund. In the future, if the Fund does invest significantly in convertible securities, the Fund will consider including convertible securities risk as a principal risk of the Fund.

BlackRock Global Allocation Portfolio

Comment 1:	Fund Overview Section - Principal Investment Strategies: Please revise the principal investment strategies disclosure to make it more concise.

Response:

The Fund respectfully declines to make the changes suggested by the Staff. Even though this disclosure appears to be lengthy, the Fund believes that it has appropriately summarized the Fund’s principal investment strategies in the “Fund Overview” section.

Comment 2:

Other Strategies: As part of the Fund’s principal investment strategies, the Fund discloses that it can invest up to 20% in foreign companies and in depositary receipts. Please explain why these are not part of the Fund’s principal investment strategies.

Response:	Investing in foreign securities is a principal strategy of the Fund. The disclosure has been revised accordingly.

Comment 3:

Principal Risks: As part of the Fund’s principal investment strategies, the Fund discloses that it can invest in precious metals, real estate-related securities, convertible securities and warrants. Please consider including the risks associated with these securities as principal risks of the Fund.

Response:

The Fund respectfully declines to make the requested changes. While the Fund has the ability to invest in such securities as part of its principal investment strategies, the Fund does not currently invest a significant portion of its assets in these securities. The Fund does not believe that it is appropriate to include risks associated with these types of securities as principal risks of the Fund at this

April 19, 2010

time; however, these risks are included as other risks of the Fund. In the future, if the Fund does invest significantly in one or more of these types of securities, the Fund will consider including such risks as principal risks of the Fund.

BlackRock Government Income Portfolio

Comment 1:

Average Annual Total Returns Table: The Fund uses a composite index of Barclays Capital Mortgage-Backed Securities Index (50%)/BofA Merrill Lynch 10-Year Treasury Index (50%) as a secondary benchmark against which Fund performance is compared. Please supplementally explain why the use of this index is appropriate.

Response:

The Fund believes that the composite index is an appropriate benchmark against which to compare its performance because of the investment program of the Fund and the types of portfolio securities generally held by the Fund. The Fund does not currently anticipate changing the 50% weighting given to each index of the composite index.

BlackRock High Income Portfolio

Comment 1:	Fund Overview Section - Principal Investment Strategies: Please disclose that the Fund may use derivatives as part of its principal investment strategies.

Response:	The requested change has been made.

Comment 2:	Principal Risks: Please add risk associated with investing in debt securities of foreign governments as a principal risk of investing in the Fund.

Response:

The Fund respectfully declines to make the requested change. While the Fund has the ability to invest in debt securities of foreign governments as part of its principal investment strategy, the Fund does not currently invest a significant portion of its assets in such securities. The Fund does not believe that it is appropriate to include risk associated with debt securities of foreign governments as a principal risk of the Fund at this time; however, the risk is included as an other risk of the Fund. In the future, if the Fund does invest significantly in debt securities of foreign governments, the Fund will consider including the risk as a principal risk of the Fund.

Comment 3:	Principal Risks: Please move mortgage- and asset-backed securities risks from the “other risks” section to the “principal risks” sections.

Response:

The Fund respectfully declines to make the requested change. Investing in mortgage- and asset-backed securities are not principal investment strategies of the Fund. The Fund does not believe it is appropriate to include mortgage- and asset-backed securities risks as principal risks of the Fund.

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BlackRock Large Cap Core Portfolio

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please revise the principal investment strategies in the “Fund Overview” section such that the disclosure is more of a summary of the principal investment strategies in the “Details About the Fund” section.

Response:

The requested change has been made. The following disclosure has been added to the “Fund Overview” section:

The Fund will use an investment approach that blends growth and value. Growth companies are those whose earnings growth potential appears to the Fund management team to be greater than the market in general and whose revenue growth is expected to continue for an extended period. Stocks of growth companies typically pay relatively low dividends and sell at relatively high valuations. Value companies are those that appear to be undervalued by the market as measured by certain financial formulas.

The following disclosure has been added to the “Details About the Fund” section:

Equity securities generally include common stock, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.

Comment 2:	Principal Risks: Please add risk associated with investing in large capitalization companies as a principal risk of the Fund.

Response:

The Fund respectfully declines to make the requested change. The Fund believes that the risks associated with investing in large capitalization companies are subsumed within equity securities risk and market and selection risk. Given the size and nature of large capitalization companies, the Fund does not believe any additional risk disclosure is necessary.

BlackRock Money Market Portfolio

Comment 1:

Principal Investment Strategies: Mortgage- and asset-backed securities risks are included as a principal risk of the Fund. Please include corresponding disclosure in the principal investment strategies section. Please supplementally explain how these are appropriate investments for a money market fund.

Response:

The Fund believes that mortgage- and asset-backed securities that meet the eligibility requirements of Rule 2a-7 under the 1940 Act are appropriate investments for the Fund. The Fund respectfully declines to revise the disclosure of its principal investment strategies. The Fund discloses that it may invest in securities issued by U.S. Government agencies, instrumentalities of the

April 19, 2010

U.S. Government, and U.S. Government sponsored enterprises such as Fannie Mae and Freddie Mac, and believes that mortgage- and asset-backed securities are implicitly included in this category of investments.

Comment 2:	Fund Overview Section - Principal Risks: Please include disclosure stating that the Fund is not insured by the FDIC.

Response:

The requested change has been made. The following disclosure has been added to the “Fund Overview” section:

An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Total Return Portfolio

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please add disclosure to the principal investment strategies in the “Fund Overview” section that the Fund may invest in foreign sovereign debt instruments, foreign issuers, emerging markets, dollar rolls and junk bonds. These strategies are included in the Fund’s description of its principal investment strategies in response to Item 9 in the “Details About the Fund” section. Please include corresponding principal risks, as appropriate.

Response:

The requested changes with respect to the principal investment strategies in the “Fund Overview” section have been made. The following disclosures have been added to that section:

The fixed-income securities in which the Fund invests consist of U.S. Government securities, corporate debt securities issued by U.S. and foreign companies, asset- backed securities, mortgage-backed securities, preferred stock issued by U.S. and foreign companies, corporate debt securities and preferred stock convertible into common stock, foreign sovereign debt instruments, and money market securities.

The Fund may invest up to 25% of its net assets in fixed- income securities of issuers located outside the United States. The Fund may also enter into dollar rolls. In addition, the Fund may invest a portion of its assets in “junk bonds.”

With respect to principal risks, foreign securities risk, sovereign debt risk and junk bonds risk are currently included as principal risks. The Fund respectfully

April 19, 2010

declines to include emerging markets risk and dollar rolls risk as principal risks. While the Fund has the ability to invest in emerging markets and dollar rolls as part of its principal investment strategies, the Fund does not currently invest a significant portion of its assets in emerging markets and dollar rolls. The Fund does not believe that it is appropriate to include risks associated with emerging markets and dollar rolls as principal risks of the Fund at this time; however, the risks are included as an other risk of the Fund. In the future, if the Fund does invest significantly in emerging markets and dollar rolls, the Fund will consider including such risks as principal risks of the Fund.

Comment 2:	Principal Investment Strategies: Please revise the disclosure to clarify whether investing in emerging markets securities is a principal investment strategy.

Response:	The requested change has been made.

Comment 3:	Management of the Funds. Please include the required disclosure regarding the portfolio managers of the Fund in response to Item 10(a)(2).

Response:	The requested change has been made.

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VARIABLE SERIES FUND COMMENTS

General Comments Applicable to Variable Series Fund:

Comment 1:	Principal Risks: For Funds that include investment in foreign government issuers as part of their principal investment strategies, please include sovereign debt risk as a principal risk.

Response:

Where applicable, the Funds have included sovereign debt risk as a principal risk. The Funds note that while certain Funds have the ability to invest in foreign government issuers as part of their principal investment strategies, certain Funds do not currently invest a significant portion of their assets in such issuers. These Funds do not believe that it is appropriate to include sovereign debt risk as a principal risk at this time. In the future, if the Funds do invest significantly in such issuers, the Funds will consider including sovereign debt risk as a principal risk.

Comment 2:

Principal Investment Strategies: For Funds that refer to preferred securities and convertible securities as fixed income securities in their principal investment strategies, please explain why such instruments are fixed income securities.

Response:

With respect to the Funds that refer to preferred securities and convertible securities as fixed income securities, convertible securities and preferred stock are generally considered fixed income securities since they typically pay a fixed rate of current income as either interest (debt security convertible) or dividends (preferred stock). A convertible’s value usually reflects both the stream of current income payments and the market value of the underlying common stock. Preferred stocks are a class of stock that often pays dividends at a specified rate and has preference over common stock in dividend payments and liquidation of assets.

Comment 3:

Average Annual Total Returns Table: Please show the returns for Class II and/or Class III shares, as applicable, since inception of the class and delete the narrative following the table.

Comment 3 applies to the following Funds: BlackRock Basic Value V.I. Fund, BlackRock Global Allocation V.I. Fund, BlackRock Global Growth V.I. Fund, BlackRock Large Cap Core V.I. Fund, BlackRock Large Cap Growth V.I. Fund, BlackRock Large Cap Value V.I. Fund and BlackRock S&P 500 V.I. Fund.

Response:

The Funds respectfully decline to make the requested change. The presentation of information as provided in each Fund’s Average Annual Total Returns Table is consistent with the requirements of Form N-1A. Item 4(b)(2)(iii) provides that all returns should be shown for 1-, 5-, and 10- calendar year periods ending on the date of the most recently completed calendar year (or for the life of the

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Fund, if shorter), but only for periods subsequent to the effective date of the Fund’s registration statement. Item 4(b)(2)(iii) does not specify that returns be limited to periods subsequent to the effective date of a class. Instruction 3(c)(i) to Item 4(b)(2) describes the process for reporting information for a multiple class fund. While this Instruction requires the average annual total return information required by Item 4(b)(2)(iii)(A) to be included for each class, this Instruction also does not specify that such returns be limited to the period subsequent to the effective date of a class. Accordingly, when providing the return information required by Item 4(b)(2)(iii), the Funds provide the 1-, 5-, and 10- calendar year periods for each such class, as such information is for a period subsequent to the effective date of the Fund’s registration statement as expressly required by the Item (as opposed to limiting the return information to the period subsequent to the effective date of such class, which is not expressly required by the Item). The Funds thus respectfully submit that Form N-1A does not preclude providing such information, so long as the returns are adjusted to reflect the expenses of the newer class. Furthermore, the Funds believe that presentation of information as provided in each Fund’s Average Annual Total Returns Table is appropriate because it benefits the shareholders by showing the effects of costs and expenses that are relevant to a class over the life of the Fund.

BlackRock Balanced Capital V.I. Fund

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please add disclosure to the principal investment strategies in the “Fund Overview” section that the Fund may invest in foreign issuers, derivatives, junk bonds and dollar rolls. These strategies are included in the Fund’s description of its principal investment strategies in response to Item 9 in the “Details About the Fund” section.

Response:	The requested changes have been made.

Comment 2:	Fund Overview Section - Principal Investment Strategies: In the principal investment strategies in the “Fund Overview” section, please disclose the Fund management’s definition of mid-cap companies including the range of market capitalization.

Response:	The requested change has been made.

Comment 3:	Principal Investment Strategies: Please resolve the discrepancy in the definition of large-cap companies as provided in the “Fund Overview” section and in the “Details About the Fund” section.

Response:	The requested change has been made. The definition of large-cap companies has been revised in the “Details About the Fund” section to include reference to the Russell 1000 Index.

April 19, 2010

Comment 4:

Fund Overview Section - Principal Investment Strategies: The Fund discloses that equity securities in which the Fund may invest include “other instruments whose price is linked to the value of common stock.” Please clarify these “other instruments,” and please add the applicable risk disclosure.

Response:	Other instruments whose price is linked to the value of common stock include options and futures. “Derivatives Risk” has been included as a principal risk.

BlackRock Basic Value V.I. Fund

Comment 1:

Other Strategies: The Fund discloses as part of its other strategies that it may invest up to 25% of its total assets in the securities of foreign companies. Please explain why this is not a principal investment strategy.

Response:	The Fund has revised its principal investment strategies disclosure to include that it may invest up to 25% of its total assets in the securities of foreign companies.

BlackRock Fundamental Growth V.I. Fund (to be renamed BlackRock Capital Appreciation V.I. Fund effective as of May 1, 2010)

Comment 1:

Other Strategies: The Fund discloses as part of its other strategies that it may invest up to 20% of its total assets in the securities of foreign companies and may lend securities with a value up to 33 1/3% of its total assets. Please explain why these are not principal investment strategies of the Fund.

Response:

While the Fund has the ability to invest up to 20% of its total assets in foreign companies and the ability to lend securities with a value up to 33 1/3% of its total assets, the Fund does not currently invest a significant portion of its assets in such securities or significantly engage in securities lending. The Fund does not believe that it is appropriate to include investments in foreign companies and securities lending as principal investment strategies at this time. In the future, if the Fund does invest significantly in foreign companies or engage significantly in securities lending, the Fund will consider including investments in foreign companies and securities lending as principal investment strategies.

BlackRock Global Allocation V.I. Fund

Comment 1:	Fund Overview Section - Principal Investment Strategies: Please revise the principal investment strategies disclosure to make it more concise.

Response:

The Fund respectfully declines to make the changes suggested by the Staff. Even though this disclosure appears to be lengthy, the Fund believes that it has appropriately summarized the Fund’s principal investment strategies in the “Fund Overview” section.

April 19, 2010

Comment 2:

Principal Risks: The Fund discloses that it can invest in REITs and foreign currencies as part of its principal investment strategies. Please include corresponding principal risks in the “Fund Overview” section and in the “Details About the Fund” section.

Response:

Currency risk is currently disclosed as a principal risk in both sections under “Foreign Securities Risk.”

With respect to REITs, the Fund respectfully declines to make the requested change. While the Fund has the ability to invest in REITs as part of its principal investment strategy, the Fund does not currently invest a significant portion of its assets in REITs. The Fund does not believe that it is appropriate to include risks associated with REITs as a principal risk of the Fund at this time; however, the risks are included as an other risk of the Fund. In the future, if the Fund does invest significantly in REITs, the Fund will consider including such risks as a principal risk of the Fund.

BlackRock Global Growth V.I. Fund (to be renamed BlackRock Global Opportunities V.I. Fund effective as of May 1, 2010)

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please add disclosure to the principal investment strategies in the “Fund Overview” section that the Fund may engage in active and frequent trading. Active and frequent trading is disclosed in the Fund’s description of its investment process in response to Item 9 in the “Details About the Fund” section.

Response:	The requested change has been made.

Comment 2:	Principal Risks: Please include high portfolio turnover risk as a principal risk of the Fund. Currently, it is disclosed as an other risk.

Response:

The Fund respectfully declines to make the requested change. As discussed above under Global Comments-Comment 11, “High Portfolio Turnover Risk” is an other risk of the Fund; however, if the Fund’s portfolio turnover is significantly greater than 100% in the future, then it will be added as a principal risk.

BlackRock Government Income V.I. Fund

Comment 1:

Average Annual Total Returns Table: The Fund uses a composite index of Barclays Capital Mortgage-Backed Securities Index (50%)/BofA Merrill Lynch 10-Year Treasury Index (50%). Please supplementally explain why the use of this index is appropriate.

Response:	Please see the response for Government Income Portfolio of Series Fund.

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BlackRock High Income V.I. Fund

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please add disclosures to the principal investment strategies in the “Fund Overview” section that the Fund may invest in derivatives and zero-coupon bonds. These strategies are included in the Fund’s description of its principal investment strategies in response to Item 9 in the “Details About the Fund” section.

Response:	The requested change has been made.

Comment 2:	Principal Risks: As part of the Fund’s principal investment strategies, the Fund discloses that it can invest in convertible securities and mortgage- and asset- backed securities; however, corresponding risks are not included as principal risks of the Fund. Please include corresponding risks as principal risks.

Response:

The Fund respectfully declines to make the requested change. While the Fund has the ability to invest in convertible securities and mortgage- and asset-backed securities as part of its principal investment strategies, the Fund does not currently invest a significant portion of its assets in these securities. The Fund does not believe that it is appropriate to include convertibles risk and mortgage- and asset-backed securities risk as principal risks of the Fund at this time; however, both such risks are disclosed as other risks of the Fund. In the future, if the Fund does invest significantly in these securities, the Fund will consider including the corresponding risks as principal risks of the Fund.

Comment 3:

Performance Information: The Barclays Capital U.S. Corporate High Yield 2% Issuer Capped Index is the primary benchmark index for the Fund. Please supplementally clarify the use of this index as a broad-based index.

Response:

The Fund believes that the Barclays Capital U.S. Corporate High Yield 2% Issuer Capped Index is a broad-based index because it is not customized and is readily available to the public. The index is used as a benchmark by other high income funds (e.g., JP Morgan High Yield Bond Fund, High Income Bond Fund of Neuberger Berman, Legg Mason Western Asset Global High Yield Bond Fund and High Yield Fixed Income Fund of Northern Funds).

BlackRock International Value V.I. Fund

Comment 1:	Fund Overview Section - Principal Investment Strategies: Please disclose that the Fund follows a value investing style.

Response:	The requested change has been made.

Comment 2:	Other Strategies: Please explain why mid-cap issuers are included as an other strategy of the Fund when the Fund discloses that it may invest in companies of any size as part of its principal investment strategies.

April 19, 2010

Response:

While the Fund has the ability to invest in companies of any size, the Fund does not currently invest a significant portion of its assets in mid-cap companies. In the future, if the Fund does invest significantly in mid-cap companies, the Fund will consider deleting the mid-cap companies as an other strategy of the Fund.

Comment 3:	Principal Risks: Please include small cap and emerging growth securities risk as a principal risk of the Fund.

Response:

The Fund respectfully declines to make the requested change. The Fund does not currently invest a significant portion of its assets in small cap and emerging growth companies. In the future, if the Fund does invest significantly in such companies, the Fund will consider including small cap and emerging growth securities risk as a principal risk.

BlackRock Large Cap Core V.I. Fund

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please revise the principal investment strategies in the “Fund Overview” section such that the disclosure is more of a summary of the principal investment strategies in the “Details About the Fund” section.

Response:	The requested change has been made.

Comment 2:	Other Strategies: Please explain why convertible securities are included as part of its other strategies when the Fund includes convertible securities as part of its principal investment strategies.

Response:

While convertible securities is one of type of equity security that the Fund may invest in as part of its principal investment strategies, the Fund discloses that it will invest primarily in common stock. The Fund does not currently invest a significant portion of its assets in convertible securities. In the future, if the Fund does invest significantly in convertible securities, the Fund will consider deleting convertible securities as an other strategy of the Fund.

BlackRock Large Cap Growth V.I. Fund

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please revise the principal investment strategies in the “Fund Overview” section such that the disclosure is more of a summary of the principal investment strategies in the “Details About the Fund” section.

Response:	The requested change has been made.

Comment 3:	Performance Information: Please move the narrative disclosure following the Performance Table describing the predecessor fund to the narrative disclosure preceding the Performance Table.

April 19, 2010

Response:	The requested change has been made.

BlackRock Large Cap Value V.I. Fund

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please revise the principal investment strategies in the “Fund Overview” section such that the disclosure is more of a summary of the principal investment strategies in the “Details About the Fund” section.

Response:	The requested change has been made.

Comment 2:	Other Strategies: Please explain why convertible securities are included as part of its other strategies when the Fund includes convertible securities as part of its principal investment strategies.

Response:

While convertible securities is one of type of equity security that the Fund may invest in as part of its principal investment strategies, the Fund discloses that it will invest primarily in common stock. The Fund does not currently invest a significant portion of its assets in convertible securities. In the future, if the Fund does invest significantly in convertible securities, the Fund will consider deleting convertible securities as an other strategy of the Fund.

BlackRock Money Market V.I. Fund

Please see comments and responses for Money Market Fund Portfolio of Series Fund.

Total Return V.I. Fund

Comment 1:

Fund Overview Section - Principal Investment Strategies: In the principal investment strategies in the “Fund Overview” section, please delete the following sentence: “Duration, which measures price sensitivity to interest rate changes, is not necessarily equal to average maturity.” This disclosure can be included in the principal investment strategies in the “Details About the Fund” section.

Response:	The requested change has been made. The disclosure has been moved to the “Details About the Fund” section.

Comment 2:

Fund Overview Section - Principal Investment Strategies: Please revise the principal investment strategies in the “Fund Overview” section such that the disclosure is more of a summary of the principal investment strategies in the “Details About the Fund” section.

Response:	The requested change has been made. In the principal investment strategies in the “Fund Overview” section, the Fund has included disclosure concerning

April 19, 2010

investments in foreign sovereign debt instruments and fixed-income securities that are rated below investment grade.

Comment 3:

Principal Risks: As a part of the Fund’s principal investment strategies, the Fund discloses that it can invest in emerging markets, U.S. government debt securities and dollar rolls; however, corresponding risks are not included as principal risks of the Fund. Please include corresponding risks as principal risks.

Response:

The Fund respectfully declines to make the requested changes. While the Fund has the ability to invest in emerging markets, U.S. government debt securities and dollar rolls as part of its principal investment strategies, the Fund does not currently invest a significant portion of its assets in such securities and instruments. The Fund does not believe that it is appropriate to include risks associated with such securities and instruments as principal risks of the Fund at this time; however, the risks have been included as other risks of the Fund. In the future, if the Fund does invest significantly in emerging markets, U.S. government debt securities and dollar rolls, the Fund will consider including the corresponding risks as principal risks of the Fund.

Utilities and Telecommunications V.I. Fund

Comment 1:

Fund Overview Section - Principal Investment Strategies: Please revise the principal investment strategies in the “Fund Overview” section such that the disclosure is more of a summary of the principal investment strategies in the “Details About the Fund” section.

Response:	The requested change has been made.

Comment 1:	Fund Overview Section - Principal Investment Strategies: Please revise the references to equity securities so that they are consistent.

Response:	The requested change has been made.

Value Opportunities V.I. Fund

Comment 1:

Details About the Fund Section - Principal Investment Strategies: Please include disclosure about the market capitalization information with respect to the Russell 2000 Index and the S&P SmallCap 600 Index. Such disclosure is currently included in the principal investment strategies in the “Fund Overview” section.

Response:	The requested change has been made.

April 19, 2010

Comment 2:

Other Strategies: Please explain why derivative are included as part of the Fund’s other strategies when the Fund discloses that it may invest in derivative as part of its principal investment strategies.

Response:

As disclosed in the “Details About the Fund” section, the Fund may invest in derivatives for capital appreciation as part of its principal investment strategies and may invest in derivatives for hedging purposes as part of its other strategies. As such, the disclosures concerning derivatives appear in both the principal investment strategies and other strategies of the Fund.

Comment 3:	Other Strategies: Please explain why convertible securities are included as part of its other risks when the Fund includes convertible securities as part of its principal investment strategies.

Response:

While convertible securities is one of type of equity security that the Fund may invest in as part of its principal investment strategies, the Fund discloses that it will invest primarily in common stock. The Fund does not currently invest a significant portion of its assets in convertible securities. In the future, if the Fund does invest significantly in convertible securities, the Fund will consider including convertible securities risk as a principal risk.

* * * * * * * * * *

Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to its Registration Statement.

Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding a Fund’s Registration Statement.

Respectfully submitted,

/s/ Jack D. Cohen

Jack D. Cohen

cc:	Denis Molleur Edward Gizzi Jane Kim